FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2015

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

Quarterly Report for the Period Ending

March 31, 2015

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2015 of Videotron Ltd.

QUARTERLY REPORT

2015 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2015 – March 31, 2015

May 11, 2015

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2015 and 2014

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.5 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small-medium and large-sized businesses, as well as telecommunications carriers. Products and services for small and medium-sized businesses are supported by extensive coaxial, fiberoptic and LTE wireless networks and data centers.

Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony and over-the-top video services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2015 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2014 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE DECEMBER 31, 2014

•	During the first quarter of 2015, revenues grew by 5.7%, adjusted operating income grew by 2.4% and ARPU grew by 8.4%, all compared to the first quarter of 2014.

•

As of March 31, 2015, 662,100 lines were activated on our mobile telephony service, an increase of 29,300 (4.6%) in the quarter and a year-over-year increase of 26.7%. Furthermore, wireless ARPU grew by $6.01 (15.0%) year-over-year.

•

Videotron received two honourable distinctions. For the second consecutive year, according to an Ipsos-Infopresse study, Videotron was ranked Québec’s most influential brand in the industry. For the tenth consecutive year, according to market research firm Léger, Videotron was ranked Québec’s most admired company in the telecommunication industry.

•

On March 11, 2015, we issued a notice of redemption for all of our outstanding 6.375% Senior Notes due December 15, 2015, for an aggregate principal amount of US$175.0 million. On April 10, 2015, the Senior Notes were redeemed and the related hedging contracts were unwound.

•

On March 11, 2015, Videotron announced the acquisition of 4Degrees Colocation and its data centre, the largest in Québec City, for a cash consideration of $35.5 million. The acquisition will enable Videotron to meet its business customers’ growing technological and hosting needs.

•

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay Videotron compensation totalling $135.3 million for having neglected to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. Early in May 2015, Bell ExpressVu applied for leave to appeal the judgment to the Supreme Court of Canada. A decision on its application is pending.

•

On March 6, 2015, Industry Canada announced that the Corporation was the successful bidder for four 30 MHz licences in the auction for AWS-3 commercial mobile spectrum. Videotron obtained the licences for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of Québec’s population and the Ottawa area, for a total price of $31.8 million, or $0.11/MHz-pop.

MANAGEMENT DISCUSSION AND ANALYSIS

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as average monthly revenue per user (“ARPU”), adjusted operating income and adjusted operating income margin are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, over-the-top video and cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is calculated in accordance with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, over-the-top video and cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, restructuring of operations and other special items and income taxes. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended March 31
	2015	2014
Adjusted operating income	$342.7	$334.6
Depreciation and amortization	(166.2)	(146.1)
Financial expenses	(46.3)	(42.5)
Gain on valuation and translation of financial instruments	2.5	1.0
Gain (loss) on debt refinancing	1.7	(21.4)
Restructuring of operations and other special items	(1.2)	(0.2)
Income taxes	(27.7)	(17.7)
Net income	$105.5	$107.7

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Results of Videotron

2015/2014 First Quarter Comparison

Customer statistics

Revenue-generating units – As of March 31, 2015, the total number of revenue-generating units stood at 5,507,200, an increase of 28,000 (0.5%) in the first quarter of 2015, compared with an increase of 17,700 (0.3%) in the same period last year and a year-over-year increase of 247,400 (4.7%).

Cable television services – Our combined customer base for cable television services decreased by 11,600 (0.7%) in the first quarter of 2015, compared with a decrease of 13,900 (0.8%) in the first quarter of 2014. As of March 31, 2015, our cable network household penetration rate (number of subscribers as a proportion of the 2,783,800 total homes passed) was 63.6%, compared with 65.9% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,555,500 as at the end of the first quarter of 2015, an increase of 1,900 (0.1%) during the period, compared with an increase of 1,300 (0.1%) in the first quarter of 2014 and a year-over-year increase of 26,800 (1.8%). As of March 31, 2015, 87.9% of our cable television customers were subscribers to our illico Digital TV services, compared with 84.4% as of March 31, 2014. Our illico Digital TV household penetration rate was 55.9% at the end of March 2015, compared with 55.6% as of March 31, 2014.

•

The customer base for analog cable television services decreased by 13,500 (5.9%) in the first quarter of 2015, compared with a decrease of 15,200 customers (5.1%) in the first quarter of 2014 and year-over-year decrease of 23.9%, primarily as a result of customer migration to illico Digital TV.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,543,100 as at the end of the first quarter of 2015, an increase of 5,600 (0.4%) in the quarter, compared with an increase of 4,200 (0.3%) during the first quarter of 2014 and a year-over-year increase of 2.2%. As of March 31, 2015, the household penetration rate for our cable Internet access services was 55.4%, compared with 54.9% as of March 31, 2014.

Cable telephony services – The number of cable telephony lines stood at 1,344,600 as at the end of the first quarter of 2015, a decrease of 4,400 (0.3%) in the quarter, compared with a decrease of 2,400 (0.2%) in the same quarter of 2014 and a year-over-year decrease of 0.1%. As of March 31, 2015 our cable telephony service household penetration rate was 48.3%, compared with 48.9% as of March 31, 2014.

Mobile telephony services – As of March 31, 2015, 662,100 lines were activated on our mobile telephony network, an increase of 29,300 (4.6%) in the quarter, compared with an increase of 18,200 (3.6%) in the same quarter of 2014 and a year-over-year increase of 26.7%.

Over-the-top video services – The number of subscribers to over-the-top video services stood at 186,800 as at the end of the first quarter of 2015, an increase of 9,100 (5.1%) in the quarter, compared with an increase of 11,600 (19.9%) during the first quarter of 2014 and a year-over-year increase of 167.6%.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 2

End-of-quarter customer numbers1

(in thousands of customers)

	March 15	Dec. 14	Sept. 14	June 14	March 14	Dec. 13	Sept. 13	June 13
Cable television:
Analog	215.1	228.6	251.4	268.3	282.5	297.7	316.7	334.3
Digital	1,555.5	1,553.6	1,544.9	1,525.7	1,528.7	1,527.4	1,513.7	1,498.1
Total cable television	1,770.6	1,782.2	1,796.3	1,794.0	1,811.2	1,825.1	1,830.4	1,832.4
Cable Internet	1,543.1	1,537.5	1,533.8	1,510.4	1,510.2	1,506.0	1,486.7	1,466.8
Cable telephony[2]	1,344.6	1,349.0	1,356.0	1,344.0	1,346.1	1,348.5	1,341.0	1,332.2
Mobile telephony[2]	662.1	632.8	590.4	552.3	522.5	504.3	479.1	452.2
Over-the-top video	186.8	177.7	143.7	94.2	69.8	58.2	48.6	48.1

Revenue-generating units (RGUs)	5,507.2	5,479.2	5,420.2	5,294.9	5,259.8	5,242.1	5,185.8	5,131.7

[1]	The customer statistics above have been modified for previous periods as a result of changes in product definition.

[2]	In thousands of lines.

Revenues: $731.8 million, an increase of $39.2 million (5.7%) compared with the first quarter of 2014.

Combined revenues from cable television services decreased by $5.5 million (2.0%) to $267.3 million. This decrease was primarily due to the impact of the net decrease in the customer base.

Revenues from Internet access services increased by $13.4 million (6.4%) to $223.6 million. The improvement was mainly due to higher revenues per customer, subscriber growth and increased usage.

Revenues from cable telephony services remained unchanged at $117.9 million.

Revenues from mobile telephony services increased by $27.7 million (44.9%) to $89.4 million, essentially due to customer growth and higher revenue per user.

Revenues from over-the-top video services increased by $3.6 million (200.0%) to 5.4 million, essentially due to customer growth.

Revenues from business solutions decreased by $0.1 million (0.6%) to $16.6 million.

Revenues from sales of customer premises equipment remained unchanged at $8.8 million.

Other revenues increased by $0.1 million (3.6%) to $2.9 million.

Monthly combined ARPU: $131.96 in the first quarter of 2015, compared with $121.72 in the same quarter of 2014, an increase of $10.24 (8.4%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $342.7 million in the first quarter of 2015, an increase of $8.1 million (2.4%) compared to the same quarter of 2014.

•	This increase was primarily due to:

•	revenue increase, as detailed above.

Partially offset by:

•	higher call centre costs incurred to fulfill customer demand;

•	non-recurring expenses of $4.6 million incurred in the first quarter of 2015;

•	increase in engineering costs, mainly related to rental of sites required for our HSPA+ and LTE mobile networks; and

•	increase in losses on the sale of mobile devices. The average acquisition cost per new mobile subscriber is $497.

MANAGEMENT DISCUSSION AND ANALYSIS

Employee costs, expressed as a percentage of revenues: stable at 12.6% year-over-year.

Purchase of goods and services, expressed as a percentage of revenues: 40.6% in 2015, compared with 39.1% in 2014.

•	Purchase of goods and services expenses as a proportion of revenues increased, primarily due to:

•	non-recurring expenses of $4.6 million incurred in the first quarter of 2015; and

•	increase in losses on the sale of mobile devices.

Depreciation and amortization charge: $166.2 million, an increase of $20.1 million (13.8%) compared with the same quarter of 2014.

•	The increase was mainly due to:

•	increase in assets related to our wireless LTE network launched in September 2014;

•	increase in illico Digital TV set-top boxes related to our rental program; and

•	increase in fixed assets related to cable Internet access services and to the upgrade and expansion of our wireline and wireless networks.

Financial expenses (primarily comprised of interest on long-term debt): $46.3 million in the first quarter of 2015, an increase of $3.8 million (8.9%) compared with the same quarter of 2014.

•	The increase was mainly due to:

•	$2.4 million increase in loss on foreign currency translation of short-term monetary items, due to a decrease in the value of the Canadian currency;

•	$0.9 million decrease in net dividend income from the parent corporation, due to changes in tax consolidation arrangements; and

•	$0.5 million increase in the interest cost on defined benefit plans.

Gain or loss on valuation and translation of financial instruments: Gain of $2.5 million in the first quarter of 2015, compared with a gain of $1.0 million in the same quarter of 2014, a favourable variance of $1.5 million.

Restructuring of operations and other special items: $1.2 million expense recorded in the first quarter of 2015, compared with $0.2 million in the same quarter of 2014.

Income tax expense: $27.7 million (effective tax rate of 20.8%) in the first quarter of 2015, compared with $17.7 million (effective tax rate of 14.1%) in the same quarter of 2014.

•	The increase of $10.0 million was mainly due to:

•	$4.2 million increase due to changes in tax consolidation arrangements with our parent corporation;

•	$2.6 million related to non-taxable or non-deductible items;

•	$2.1 million related to an increase in taxable income; and

•	$1.1 million related to other items.

Net income attributable to shareholder: $105.5 million, a decrease of $2.2 million (2.0%).

•	The decrease was mainly due to:

•	$20.1 million increase in depreciation and amortization charges;

•	$10.0 million increase in income taxes;

•	$3.8 million increase in financial expenses; and

•	$1.0 million increase in restructuring of operations and other special items.

MANAGEMENT DISCUSSION AND ANALYSIS

Partially offset by:

•	$23.1 million favourable variance in gain or loss on debt refinancing;

•	$8.1 million increase in adjusted operating income; and

•	$1.5 million increase in gain or loss on valuation and translation of financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating Activities

Cash flows provided by operating activities: $170.2 million in the first quarter of 2015, compared with $180.2 million in the same quarter of 2014, a decrease of $10.0 million (5.5%).

•	The decrease was mainly due to:

•	$23.3 million increase in current income tax expenses; and

•	$5.0 million increase in cash financial expenses.

Partially offset by:

•

$9.6 million favourable variance in non-cash balances related to operations, mainly due to a $25.9 million favourable net variation in income taxes payable and a $16.9 million favourable net variation in accounts payable, accrued charges and provisions; partially offset by a $21.0 million unfavourable net variation in inventories; and

•	$8.1 million increase in adjusted operating income.

Working capital: Negative $322.8 million as of March 31, 2015 compared with negative $332.0 million as of December 31, 2014.

Investing Activities

Additions to fixed assets: $161.6 million in the first quarter of 2015, compared with $143.0 million in the same quarter of 2014. The increase is mainly explained by an increase in the demand for illico Digital set-top boxes related to our rental program.

Additions to intangible assets: $24.9 million in the first quarter of 2015, compared with $68.9 million in the same quarter of 2014. In the first quarter of 2015, the Corporation paid an amount of $6.4 million to Industry Canada as a partial payment going towards the 30 MHz operating licences acquired during the first quarter of 2015 (in the first quarter of 2014, $46.7 million towards the 700 MHz operating licences acquired during the first quarter of 2014).

Business acquisition: In March 2015, the Corporation acquired 4 Degrees Colocation inc. and its data center for a total consideration of $35.4 million, net of cash acquired. This acquisition will enable the Corporation to meet its business customers’ growing technological and hosting needs.

Financing Activities

Consolidated debt (long-term debt plus bank borrowings): $181.5 million increase during the first quarter of 2015.

•	Summary of debt increases during the first quarter of 2015:

•	$175.7 million unfavourable impact of exchange rate fluctuations; and

•	$4.8 million adjustment to record the change in the fair value of long-term debt related to hedged interest rate risk.

Assets and liabilities related to derivative financial instruments: Net asset of $298.1 million as of March 31, 2015, compared with a net asset of $111.2 million as of December 31, 2014, a $186.9 million favourable variance. The variance was mainly due to the favourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

Dividends: Net decrease of $220.0 million in cash distributions to our parent corporation in the first quarter of 2015 compared with the same quarter of 2014.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Position as of March 31, 2015

Net available liquid assets: $783.7 million for the Corporation and its wholly owned subsidiaries, consisting of $209.0 million in cash and cash equivalents and $574.7 million in unused availabilities under credit facilities, before the impact of the redemption, on April 15, 2015, of our 6.375% Senior Notes maturing on December 15, 2015 and the unwind of the related hedging contracts.

Consolidated debt (long-term debt plus bank borrowings): $3,106.0 million as of March 31, 2015, an increase of $181.5 million; $186.9 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of March 31, 2015, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending March 31

(in millions of dollars)

2016	$232.4
2017	10.7
2018	10.7
2019	99.8
2020	300.0
2021 and thereafter	2,473.2
Total	$3,126.8

Pro forma the redemption in April 2015 of our 6.375 % Senior Notes maturing on December 15, 2015 (including the impact of the related swap transactions), the weighted average term of Videotron’s consolidated debt was approximately 7.5 years as of March 31, 2015 (7.3 years as of December 31, 2014) and the debt consisted of approximately 91.8% fixed-rate debt (85.0% as of December 31, 2014) and 8.2% floating-rate debt (15.0% as of December 31, 2014).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of March 31, 2015, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder: We distributed $80.0 million in dividends to our shareholder, Quebecor Media, in the first quarter of 2015, compared with total cash distributions of $300.0 million in the same quarter of 2014. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

AWS-3 and 2500 MHz wireless spectrum auction

In January 2015, the Corporation entered into new unsecured on demand credit facilities, under which letters of credit were issued and filed with Industry Canada as pre-auction financial deposits in respect to its application to participate to the 2500 MHz and AWS-3 spectrum auctions. Under Industry Canada’s published rules respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of the letters of credit.

On March 6, 2015, the Corporation announced that it had acquired four 30 MHz licences in the auction for AWS-3 commercial mobile spectrum at a total price of $31.8 million. The licences were issued to the Corporation by Industry Canada on April 21, 2015. The auction for spectrum in the 2500 MHz band began on April 14, 2015.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of March 31, 2015

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between March 31, 2015 and December 31, 2014

(in millions of dollars)

	March 31, 2015	December 31, 2014	Variance	Variance detail
Assets

Cash and cash equivalents	$211.3	$342.8	(131.5)	Cash outflows related to investing and financing activities, less inflows provided by operating activities

Amounts receivable from affiliated corporations	60.4	18.3	42.1	Increase in dividends receivable under tax consolidation arrangements

Investments	2,090.0	1,080.0	1,010.0	Acquisition of preferred shares of an affiliated corporation for tax consolidation purposes

Goodwill	452.2	429.3	22.9	Acquisition of 4 Degrees Colocation inc.

Derivative financial instruments[1]	298.1	111.2	186.9	See “Financing Activities” above

Liabilities

Accounts payable and accrued charges	319.1	412.9	(93.8)	Impact of current variances in activity

Amounts payable to affiliated corporations	92.0	49.4	42.6	Increase in interest payable under tax consolidation arrangements

Income taxes	43.7	69.8	(26.1)	Impact of income tax payments, partially offset by income tax expense

Long-term debt, including short-term portion	3,106.0	2,924.5	181.5	See “Financing Activities” above

Subordinated loan from parent corporation	2,090.0	1,080.0	1,010.0	Increase in loan payable to the parent corporation for tax consolidation arrangements

[1]	Current and long-term assets less current and long-term liabilities

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of March 31, 2015, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of March 31, 2015

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$319.1	$319.1	$–	$–	$–
Amounts payable to affiliated corporations	92.0	92.0	–	–	–
Bank credit facility	37.5	10.7	21.4	5.4	–
6 3/8% Senior Notes due December 15, 2015	221.7	221.7	–	–	–
9 1/8% Senior Notes due April 15, 2018	94.4	–	–	94.4	–
7 1/8% Senior Notes due January 15, 2020	300.0	–	–	300.0	–
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	1,013.3	–	–	–	1,013.3
5 3/8% Senior Notes due June 15, 2024	759.9	–	–	–	759.9
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
Interest payments[2]	1,146.1	109.5	308.7	296.8	431.1
Derivative financial instruments[3]	(285.6)	(10.8)	55.1	(18.4)	(311.5)
Operating lease commitments	185.7	37.9	54.1	40.7	53.0
Services and capital equipment commitments	381.5	112.8	135.5	42.4	90.8

Total contractual cash obligations	$4,965.6	$892.9	$574.8	$761.3	$2,736.6

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2015.

[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the first quarter of 2015, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $24.7 million ($20.7 million in the same quarter of 2014), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $1.8 million ($2.1 million in the first quarter of 2014). These transactions were concluded and accounted for at the consideration agreed between parties.

MANAGEMENT DISCUSSION AND ANALYSIS

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the first quarter of 2015, Videotron incurred management fees of $13.0 million ($11.4 million in the first quarter of 2014) with its parent corporation.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2015 and December 31, 2014 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	March 31, 2015		December 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,126.8)	$(3,238.4)	$(2,951.0)	$(3,020.9)
Derivative financial instruments[3]
Early settlement options	5.4	5.4	5.6	5.6
Foreign exchange forward contracts[4]	10.1	10.1	4.2	4.2
Cross-currency interest rate swaps[4]	288.0	288.0	107.0	107.0

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.

[3]	The fair value of the derivative financial instruments designated as hedges is in an asset position of $298.1 million as of March 31, 2015 (asset position of $111.2 million as of December 31, 2014).

[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

The gain or loss on valuation and translation of financial instruments for the three months ended March 31, 2015 and 2014 is summarized in the following table.

Table 7

Gain on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended March 31
	2015	2014
Gain on embedded derivatives	$–	$(0.2)
Gain on reversal of embedded derivatives upon debt redemption	(0.3)	(0.6)
Gain on the ineffective portion of fair value hedges	(2.9)	–
Loss on the ineffective portion of cash flow hedges	0.7	–
Gain on derivative financial instruments for which hedge accounting is not used	–	(0.2)
	$(2.5)	$(1.0)

A gain of $4.2 million was recorded under other comprehensive income in the first quarter of 2015 in relation to cash flow hedging relationships (loss of $4.1 million in the same quarter of 2014).

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2015	2014
Revenues
Cable television		$267,289	$272,824
Internet		223,576	210,206
Cable telephony		117,858	117,942
Mobile telephony		89,388	61,659
Over-the-top video		5,374	1,768
Business solutions		16,630	16,690
Equipment sales		8,773	8,790
Other		2,939	2,806
		731,827	692,685

Employee costs	2	92,246	87,139
Purchase of goods and services	2	296,942	270,904
Depreciation and amortization		166,155	146,141
Financial expenses	3	46,281	42,488
Gain on valuation and translation of financial instruments	4	(2,486)	(980)
(Gain) loss on debt refinancing	8	(1,689)	21,403
Restructuring of operations and other special items	5	1,169	177
Income before income taxes		133,209	125,413

Income taxes
Current		34,501	11,244
Deferred		(6,771)	6,482
		27,730	17,726
Net income		$105,479	$107,687

Net income attributable to
Shareholder		$105,460	$107,677
Non-controlling interests		19	10

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2015	2014

Net income		$105,479	$107,687
Other comprehensive loss:
Items that may be reclassified to income :
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		4,180	(4,079)
Deferred income taxes		(11,841)	(2,188)
Reclassification to income:
(Gain) loss related to cash flows hedges	8	(1,800)	1,640
Deferred income taxes		374	(1,679)
		(9,087)	(6,306)
Comprehensive income		$96,392	$101,381

Comprehensive income attributable to
Shareholder		$96,373	$101,371
Non-controlling interests		19	10

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 10)	Retained earnings	Accumulated other comprehensive loss (note 12)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2013	$3,401	$826,515	$(9,109)	$943	$821,750

Net income	–	107,677	–	10	107,687

Other comprehensive loss	–	–	(6,306)	–	(6,306)

Dividends	–	(300,000)	–	(155)	(300,155)

Balance as of March 31, 2014	3,401	634,192	(15,415)	798	622,976

Net income	–	312,492	–	13	312,505

Other comprehensive loss	–	–	(31,574)	–	(31,574)

Dividends	–	(110,000)	–	–	(110,000)

Balance as of December 31, 2014	3,401	836,684	(46,989)	811	793,907

Net income	–	105,460	–	19	105,479

Other comprehensive loss	–	–	(9,087)	–	(9,087)

Dividends	–	(80,000)	–	–	(80,000)

Balance as of March 31, 2015	$3,401	$862,144	$(56,076)	$830	$810,299

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2015	2014

Cash flows related to operating activities
Net income		$105,479	$107,687
Adjustments for:
Depreciation of fixed assets		135,720	119,240
Amortization of intangible assets		30,435	26,901
Gain on valuation and translation of financial instruments	4	(2,486)	(980)
Amortization of financing costs and long-term debt discount	3	1,172	1,285
Deferred income taxes		(6,771)	6,482
(Gain) loss on debt refinancing	8	(1,689)	21,403
Other		2,929	2,238
		264,789	284,256
Net change in non-cash balances related to operating activities		(94,541)	(104,069)
Cash flows provided by operating activities		170,248	180,187

Cash flows related to investing activities
Additions to fixed assets		(161,645)	(143,041)
Additions to intangible assets	7	(24,925)	(68,924)
Business acquisition (net of cash acquired)	6	(35,412)	–
Other		267	706
Cash flows used in investing activities		(221,715)	(211,259)

Cash flows related to financing activities
Increase in bank indebtedness		–	35,811
Net borrowings under revolving credit facility		–	89,922
Settlement of hedging contracts		–	(115,982)
Dividends		(80,000)	(300,000)
Other		–	(182)
Cash flows used in financing activities		(80,000)	(290,431)

Net change in cash and cash equivalents		(131,467)	(321,503)

Cash and cash equivalents at beginning of period		342,802	322,469
Cash and cash equivalents at end of period		$211,335	$966

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2015	2014
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$106,173	$147
Cash equivalents	105,162	819
	$211,335	$966

Interest and taxes reflected as operating activities
Cash interest payments	$24,457	$24,005
Cash income tax payments (net of refunds)	59,515	62,660

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31, 2015	December 31, 2014
Assets

Current assets
Cash and cash equivalents		$211,335	$342,802
Accounts receivable		255,615	259,030
Amounts receivable from affiliated corporations		60,444	18,324
Inventories		95,377	79,066
Prepaid expenses		42,528	23,735
Derivative financial instruments		17,291	–
Total current assets		682,590	722,957

Non-current assets
Investments	9	2,090,000	1,080,000
Fixed assets	6	2,993,775	3,000,816
Intangible assets	7	819,466	830,585
Goodwill	6	452,249	429,252
Derivative financial instruments		328,679	164,859
Other assets		25,945	27,127
Total non-current assets		6,710,114	5,532,639
Total assets		$7,392,704	$6,255,596

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31, 2015	December 31, 2014

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges		$319,111	$412,917
Amounts payable to affiliated corporations		92,008	49,384
Provisions		48,589	45,744
Deferred revenue		269,644	262,496
Income taxes		43,659	69,819
Derivative financial instruments		–	902
Current portion of long-term debt		232,369	213,688
Total current liabilities		1,005,380	1,054,950

Non-current liabilities
Long-term debt	8	2,873,618	2,710,852
Subordinated loan from parent corporation	9	2,090,000	1,080,000
Derivative financial instruments		47,902	52,718
Deferred income taxes		480,042	476,317
Other liabilities		85,463	86,852
Total non-current liabilities		5,577,025	4,406,739
Total liabilities		6,582,405	5,461,689

Equity
Capital stock	10	3,401	3,401
Retained earnings		862,144	836,684
Accumulated other comprehensive loss	12	(56,076)	(46,989)
Equity attributable to shareholder		809,469	793,096
Non-controlling interests		830	811
Total equity		810,299	793,907
Total liabilities and equity		$7,392,704	$6,255,596

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2014 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 6, 2015.

Comparative figures for the three-month period ended March 31, 2014 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2015.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended March 31
	2015	2014

Employee costs	$133,172	$123,484
Less employee costs capitalized to fixed assets and intangible assets	(40,926)	(36,345)
	92,246	87,139
Purchase of goods and services
Royalties and rights	110,184	108,901
Cost of retail products	44,816	33,028
Subcontracting costs	28,128	29,679
Marketing and distribution expenses	11,586	13,949
Other	102,228	85,347
	296,942	270,904

	$389,188	$358,043

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended March 31
	2015	2014

Third parties:
Interest on long-term debt	$42,073	$42,091
Amortization of financing costs and long-term debt discount	1,172	1,285
Loss on foreign currency translation on short-term monetary items	3,687	1,282
Other	(695)	(864)
	46,237	43,794
Affiliated corporations:
Interest expense (net of interest income)	44,723	59,431
Dividend income (net of dividend expense)	(45,407)	(60,998)
	(684)	(1,567)

Interest on net defined benefit liability	728	261
	$46,281	$42,488

4.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2015	2014

Gain on embedded derivatives	$(45)	$(155)
Gain on reversal of embedded derivatives upon debt redemption	(296)	(611)
Gain on the ineffective portion of fair value hedges	(2,882)	–
Loss on the ineffective portion of cash flow hedges	737	–
Gain on derivative financial instruments for which hedge accounting is not used	–	(214)
	$(2,486)	$(980)

5.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

	Three months ended March 31
	2015	2014

Restructuring of operations	$894	$177
Other	275	–
	$1,169	$177

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

6.	BUSINESS ACQUISITION

In March 2015, the Corporation acquired 4Degrees Colocation inc. and its data center, the largest in Québec city, for a purchase price of $35.5 million in cash. The acquisition will enable the Corporation to meet its business customers’ growing technological and hosting needs. The assets acquired are mainly comprised of tangible assets and goodwill.

7.	INTANGIBLE ASSETS

2015

On March 6, 2015, the Corporation acquired four 30 MHz licences, covering the province of Québec and the Ottawa region, at a total price of $31.8 million, for which the Corporation made an initial payment of $6.4 million in the first quarter of 2015 and a final payment of $25.4 million on April 21, 2015. These licences were issued to the Corporation by Industry Canada on April 21, 2015.

2014

On February 19, 2014, the Corporation acquired seven 700MHz licences, covering the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, at a total price of $233.3 million, for which the Corporation made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to the Corporation by Industry Canada on April 3, 2014.

8.	LONG-TERM DEBT

In January 2015, the Corporation entered into new unsecured on demand credit facilities, under which letters of credit were issued and filed with Industry Canada as pre-auction financial deposits in respect to its application to participate to the 2500 MHz and AWS-3 spectrum auctions. Under Industry Canada’s published rules respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of the letters of credit, which could have been withdrawn by the Corporation at any time prior to the auction commencement (see also note 7).

On March 11, 2015, the Corporation issued a notice for the redemption of all of its issued and outstanding 6.375% Senior Notes due December 15, 2015 in aggregate principal amount of US$175.0 million at a redemption price of 100.000% of their principal amount. As a result, a net gain of $1.7 million was recorded in the consolidated statement of income in the first quarter of 2015, including a gain of $1.8 million previously recorded in other comprehensive income. On April 10, 2015, the Senior Notes were redeemed and the related hedging contracts were unwound for a total cash consideration of $204.5 million.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT (continued)

Components of the long-term debt are as follows:

	March 31, 2015	December 31, 2014

Bank credit facility	$37,500	$37,500
Senior Notes	3,089,266	2,913,511
Total long-term debt	3,126,766	2,951,011

Change in fair value related to hedged interest rate risk	12,997	8,168
Adjustment related to embedded derivatives	(3,900)	(3,559)
Financing fees, net of amortization	(29,876)	(31,080)
	(20,779)	(26,471)

Less current portion	(232,369)	(213,688)
	$2,873,618	$2,710,852

9.	SUBORDINATED LOAN FROM PARENT CORPORATION

On February 5, 2015, the Corporation contracted a subordinated loan of $1.01 billion from Quebecor Media Inc., bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on February 5, 2045. On the same day, the Corporation invested the total proceeds of $1.01 billion into 1,010,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually. This transaction was carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of March 31, 2015 and December 31, 2014	2,516,829	$3,401

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the three-month period ended March 31, 2015:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2014	50,000	$25.49
Granted	–	–
As of March 31, 2015	50,000	$25.49
Vested options as of March 31, 2015	–	$–

Quebecor Media Inc.
As of December 31, 2014	241,211	$56.20
Transfer	58,750	55.40
Granted	145,000	70.56
Exercised	(16,750)	46.81
As of March 31, 2015	428,211	$61.32
Vested options as of March 31, 2015	28,700	$48.52

For the three-month period ended March 31, 2015, a net reversal of the consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.1 million (a net consolidated charge of $0.4 million in 2014).

During the three-month period ended March 31, 2015, 16,750 of the Corporation’s stock options were exercised for a cash consideration of $0.3 million (31,250 stock options for $0.7 million in 2014).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2013	$(14,753)	$5,644	$(9,109)
Other comprehensive loss	(6,306)	–	(6,306)
Balance as of March 31, 2014	(21,059)	5,644	(15,415)
Other comprehensive income (loss)	3,454	(35,028)	(31,574)
Balance as of December 31, 2014	(17,605)	(29,384)	(46,989)
Other comprehensive loss	(9,087)	–	(9,087)
Balance as of March 31, 2015	$(26,692)	$(29,384)	$(56,076)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 1/4 -year period.

13.	CONTINGENT GAIN

On March 6, 2015, the Québec Court of Appeal ruled in favour of the Corporation and TVA Group, an affiliated corporation, and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay to the Corporation $135.3 million for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. Early in May 2015, Bell ExpressVu applied for leave to appeal the judgment to the Supreme Court of Canada. A decision on its application is pending.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Hugues Simard
By:	Hugues Simard
Senior Vice President and Chief Financial Officer

Date: May 11, 2015